Exhibit 99.1

Okeanis Eco Tankers Corp. – Unaudited Condensed Financial Statements for the Second Quarter and Six-Month Period of 2024

ATHENS, GREECE, August 9, 2024 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the second quarter and six-month period of 2024, which are attached to this press release.

Financial performance of the Second Quarter Ended June 30, 2024

•	Revenues of $112.0 million in Q2 2024, compared to $119.8 million in Q2 2023.
•	Profit of $39.6 million in Q2 2024, compared to $52.9 million in Q2 2023.
•	Earnings per share of $1.23 in Q2 2024, compared to $1.64 in Q2 2023.
•	Cash (including restricted cash) of $98.1 million as of June 30, 2024, compared to $86.1 million as of June 30, 2023.

Financial performance of the Six Months Ended June 30, 2024

•	Revenues of $223.1 million in 6M 2024, compared to $232.4 million in 6M 2023.
•	Profit of $81.1 million in 6M 2024, compared to $104.5 million in 6M 2023.
•	Earnings per share of $2.52 in 6M 2024, compared to $3.25 in 6M 2023.

Alternative performance metrics and market developments

•	Time charter equivalent (“TCE”, a non-IFRS measure*) revenue of $79.4 million in Q2 2024, compared to $91.2 million in Q2 2023.
•	EBITDA and Adjusted EBITDA (a non-IFRS measure*) of $63.6 million and $63.9 million, respectively, in Q2 2024.
•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) of $39.7 million or $1.23 per basic and diluted share in Q2 2024.
•

Fleetwide daily TCE rate of $64,900 per operating day in Q2 2024; VLCC and Suezmax TCE rates of $73,300 and $54,600 per operating day, respectively, in Q2 2024. The TCE rate includes certain short term (less than 90 days) time-charters fixed on our vessels.

•	Daily vessel operating expenses (“Opex”, a non-IFRS measure) of $9,389 per calendar day, including management fees, in Q2 2024.
•

In Q3 2024 to date, 58% of the available VLCC spot days have been booked at an average TCE rate of $46,100 per day and 53% of the available Suezmax spot days have been booked at an average TCE rate of $58,000 per day. The TCE rate includes certain short term (less than 90 days) time-charters fixed on our vessels.

Declaration of Q2 2024 dividend

The Company’s board of directors declared a dividend of $1.10 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on September 5, 2024, to shareholders of record as of August 21, 2024. The common shares will be traded ex-dividend on the NYSE as from and including August 21, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including August 20, 2024. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about September 10, 2024.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Friday August 9, 2024 to discuss the Q2 2024 and 6M 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 450545

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/514653447

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS
ECO TANKERS

SECOND QUARTER AND SIX MONTH PERIOD 2024

CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the Second Quarter and Six-Month Period of 2024

ATHENS, GREECE, August 9, 2024 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the second quarter and six-month period of 2024.

Financial performance of the Second Quarter Ended June 30, 2024

●	Revenues of $112.0 million in Q2 2024, compared to $119.8 million in Q2 2023.
●	Profit of $39.6 million in Q2 2024, compared to $52.9 million in Q2 2023.
●	Earnings per share of $1.23 in Q2 2024, compared to $1.64 in Q2 2023.
●	Cash (including restricted cash) of $98.1 million as of June 30, 2024, compared to $86.1 million as of June 30, 2023.

Financial performance of the Six Months Ended June 30, 2024

●	Revenues of $223.1 million in 6M 2024, compared to $232.4 million in 6M 2023.
●	Profit of $81.1 million in 6M 2024, compared to $104.5 million in 6M 2023.
●	Earnings per share of $2.52 in 6M 2024, compared to $3.25 in 6M 2023.

Alternative performance metrics and market developments

●	Time charter equivalent (“TCE”, a non-IFRS measure*) revenue of $79.4 million in Q2 2024, compared to $91.2 million in Q2 2023.
●	EBITDA and Adjusted EBITDA (a non-IFRS measure*) of $63.6 million and $63.9 million, respectively, in Q2 2024.
●	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) of $39.7 million or $1.23 per basic and diluted share in Q2 2024.
●	Fleetwide daily TCE rate of $64,900 per operating day in Q2 2024; VLCC and Suezmax TCE rates of $73,300 and $54,600 per operating day, respectively, in Q2 2024. The TCE rate includes certain short term (less than 90 days) time-charters fixed on our vessels.
●	Daily vessel operating expenses (“Opex”, a non-IFRS measure) of $9,389 per calendar day, including management fees, in Q2 2024.
●	In Q3 2024 to date, 58% of the available VLCC spot days have been booked at an average TCE rate of $46,100 per day and 53% of the available Suezmax spot days have been booked at an average TCE rate of $58,000 per day. The TCE rate includes certain short term (less than 90 days) time-charters fixed on our vessels.

Declaration of Q2 2024 dividend

The Company’s board of directors declared a dividend of $1.10 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on September 5, 2024, to shareholders of record as of August 21, 2024. The common shares will be traded ex-dividend on the NYSE as from and including August 21, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including August 20, 2024. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about September 10, 2024.

Financial results overview – second quarter and six months of 2024

		Q2 2024	Q2 2023	6M 2024	6M 2023	YoY Change
Commercial	VLCC Daily TCE*	$73,300	$71,600	$71,000	$72,100	(2%)
Performance	Suezmax Daily TCE*	$54,600	$72,600	$55,600	$70,500	(21%)
USD per day	Fleetwide Daily TCE*	$64,900	$72,000	$64,300	$71,400	(10%)
	Fleetwide Daily Opex*	$9,389	$8,929	$9,298	$8,907	4%
	Time Charter Coverage***	—	26%	—	27%	—
		Q2 2024	Q2 2023	6M 2024	6M 2023	YoY Change
Income	TCE Revenue*	$79.4	$91.2	$160.5	$179.7	(11%)
Statement	Adjusted EBITDA*	$63.9	$77.4	$129.1	$151.8	(15%)
USDm exc. EPS	Adjusted Profit*	$39.7	$53.0	$79.7	$104.4	(24%)
	Adjusted Earnings Per Share*	$1.23	$1.65	$2.48	$3.24	(24%)
				June 30, 2024	June 30, 2023	YoY Change
Balance Sheet	Total Debt			$668.8	$714.1	(6%)
USDm	Total Cash (incl. Restricted Cash)			$98.1	$86.1	14%
	Total Assets			$1,135.3	$1,180.2	(4%)
	Total Equity			$432.6	$435	(1%)
	Leverage**			57%	59%	(3%)

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles, including TCE, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this press release.

**Leverage is calculated as net debt over net debt plus equity.

***Time charter agreements less than 90 days are depicted as spot voyages.

Q2 2024 and other recent highlights

●	On May 21, 2024, we entered into a new $60 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security over the Nissos Kythnos, and is guaranteed by the Company. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.
●	On May 21, 2024, we entered into a supplemental agreement relating to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.
●	On May 31, 2024, we repaid the remaining $17.6 million to Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, as repayment of the Sponsor’s loan principal relating to the acquisition of the Nissos Nikouria.
●	On June 20, 2024, we entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its current sale and leaseback financier (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security over the Poliegos, and is guaranteed by the Company.

Unaudited condensed consolidated statements of profit and loss and other comprehensive income

	For the Three months		For the Six months
	ended June 30,		ended June 30,
USD	2024	2023	2024	2023
Revenue	$111,987,643	$119,807,339	$223,110,983	$232,359,933

Operating expenses
Commissions	(1,224,909)	(1,816,909)	(2,405,152)	(3,706,413)
Voyage expenses	(31,324,129)	(26,765,548)	(60,238,825)	(48,979,847)
Vessel operating expenses	(10,814,668)	(10,229,072)	(21,398,885)	(20,289,865)
Management fees	(1,146,600)	(1,146,600)	(2,293,200)	(2,280,600)
Depreciation	(10,176,955)	(10,072,302)	(20,331,446)	(20,058,139)
General and administrative expenses	(3,602,420)	(2,402,225)	(7,669,010)	(5,260,832)
Total operating expenses	$(58,289,681)	$(52,432,656)	$(114,336,518)	$(100,575,696)
Operating profit	$53,697,962	$67,374,683	$108,774,465	$131,784,237

Other income / (expenses)
Interest income	1,295,139	1,122,265	1,974,382	2,178,258
Interest and other finance costs (including modification gain), net	(15,109,041)	(15,751,756)	(28,683,315)	(30,433,851)
Unrealized (loss)/ gain, net on derivatives	(109,451)	(76,147)	(443,334)	138,363
Realized net (loss)/ gain on derivatives	(110,434)	154,775	(38,590)	204,955
Foreign exchange (loss)/ gain, net	(97,490)	113,833	(461,320)	669,447
Total other expenses, net	$(14,131,277)	$(14,437,030)	$(27,652,177)	$(27,242,828)

Profit for the period	$39,566,685	$52,937,653	$81,122,288	$104,541,409

Other comprehensive income	—	—	—	—
Total comprehensive income for the period	$39,566,685	$52,937,653	$81,122,288	$104,541,409

Profit attributable to the owners of the Group	$39,566,685	$52,937,653	$81,122,288	$104,541,409
Total comprehensive income attributable to the owners of the Group	$39,566,685	$52,937,653	$81,122,288	$104,541,409

Earnings per share - basic & diluted	$1.23	$1.64	$2.52	$3.25
Weighted average no. of shares - basic & diluted	$32,194,108	32,194,108	32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Vessels, net	$971,343,160	$988,068,180
Other fixed assets	3,748	87,252
Derivative financial instruments	16,680	—
Restricted cash	4,510,000	3,010,000
Total non-current assets	$975,873,588	$991,165,432
Current assets
Inventories	$26,279,889	$25,354,017
Trade and other receivables	34,814,756	57,336,089
Claims receivable	—	115,528
Prepaid expenses and other current assets	4,542,033	3,037,366
Current accounts due from related parties	101,383	—
Derivative financial instruments	—	229,373
Current portion of restricted cash	805,366	1,884,852
Cash & cash equivalents	92,798,770	49,992,391
Total current assets	$159,342,197	$137,949,616
TOTAL ASSETS	$1,135,215,785	$1,129,115,048
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	32,890	$32,890
Additional paid-in capital	64,402,385	121,064,014
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(29,908)	(29,908)
Retained earnings	372,771,369	291,649,081
Total shareholders’ equity	$432,592,807	$408,132,148
Non-current liabilities
Long-term borrowings, net of current portion	$594,669,723	$615,333,863
Retirement benefit obligations	36,386	32,692
Total non-current liabilities	$594,706,109	$615,366,555
Current liabilities
Trade payables	$29,471,484	$23,522,506
Accrued expenses	4,125,754	3,485,042
Current accounts due to related parties	—	659,974
Derivative financial instrument	230,641	—
Current portion of long-term borrowings	74,088,990	77,948,823
Total current liabilities	$107,916,869	$105,616,345
TOTAL LIABILITIES	$702,622,978	$720,982,900
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,135,215,785	$1,129,115,048

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2023	32,194,108	$32,890	$280,424,849	$(4,583,929)	$(28,606)	$146,398,057	$422,243,261
Profit for the period	—	—	—	—	—	104,541,409	104,541,409
Capital distribution	—	—	(91,753,208)	—	—	—	(91,753,208)
Balance - June 30, 2023	32,194,108	$32,890	$188,671,641	$(4,583,929)	$(28,606)	$250,939,466	$435,031,462

Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the period	—	—	—	—	—	81,122,288	81,122,288
Capital distribution	—	—	(56,661,629)	—	—	—	(56,661,629)
Balance - June 30, 2024	32,194,108	$32,890	$64,402,385	$(4,583,929)	$(29,908)	$372,771,369	$432,592,807

Unaudited condensed consolidated statements of cash flows

	For the three months ended June 30,		For the six months ended June 30,
USD	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$39,566,685	$52,937,653	$81,122,288	$104,541,409

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation	10,176,955	10,072,302	20,331,446	20,058,139
Interest expense	14,148,887	14,761,612	28,651,328	29,019,519
Amortization of loan financing fees and loan modification gain	606,352	863,872	1,384,621	1,133,333
Unrealized gain, net on derivatives	222,254	465,365	443,334	6,156
Interest income	(1,295,139)	(1,122,265)	(1,974,382)	(2,178,258)
Foreign exchange differences	155,098	(25,261)	519,149	(580,370)
Gain from modification of loans	—	—	(1,828,959)	—
Other non-cash items	(107)	(11,769)	—	(26,008)
Total reconciliation adjustments	$24,014,300	$25,003,856	$47,526,537	$47,432,511

Changes in working capital:
Trade and other receivables	(1,265,751)	(34,117,655)	22,675,575	(15,443,668)
Prepaid expenses and other current assets	(728,274)	2,256,803	(1,504,665)	693,909
Inventories	(2,577,338)	(2,420,303)	(925,872)	(4,470,906)
Trade payables	6,776,931	3,880,440	5,098,530	11,303,375
Accrued expenses	(1,225,673)	2,364,008	(237,237)	1,058,785
Deferred revenue	—	(2,357,250)	—	(2,465,250)
Claims receivable	—	21,937	115,528	(1,805)
Due to related parties	35,618	489,400	(101,383)	449,629
Due from related parties	—	627,850	(659,974)	627,850
Total changes in working capital	$1,015,513	$(29,254,770)	$24,460,502	$(8,248,081)
Interest paid	(13,611,142)	(15,720,689)	(27,769,685)	(29,539,541)
Net cash provided by operating activities	$50,985,356	$32,966,050	$125,339,642	$114,186,298

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	324,013	1,129,515	1,079,486	1,008,415
Decrease in restricted cash	(500,000)	—	(1,500,000)	—
Dry-dock expenses	(1,668,387)	(204,163)	(2,701,710)	(304,290)
Interest received	1,310,958	608,522	1,822,306	1,153,188
Net cash (used in)/ provided by investing activities	$(533,416)	$1,533,874	$(1,299,918)	$1,857,313

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	60,000,000	113,000,000	168,150,000	113,000,000
Repayments of long-term borrowings	(85,710,530)	(126,105,906)	(191,252,181)	(138,369,645)
Capital distribution	(35,413,518)	(51,510,573)	(56,661,629)	(91,753,208)
Payments of loan financing fees	(240,000)	(678,000)	(948,219)	(678,000)
Net cash used in financing activities	$(61,364,048)	$(65,294,479)	$(80,712,029)	$(117,800,853)
Effects of exchange rate changes of cash held in foreign currency	(162,783)	36,555	(521,316)	584,554
Net change in cash and cash equivalents	(10,912,108)	(30,794,555)	43,327.695	(1,757,242)
Cash and cash equivalents at beginning of period	103,873,661	110,931,189	49,992,391	81,345,877
Cash and cash equivalents at end of period	$92,798,770	$80,173,189	$92,798,770	$80,173,189

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Group evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate is not a measure of revenue under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days (calendar days less scheduled and unscheduled aggregate technical off-hire days less off-hire days due to unforeseen circumstances) during that period. Our calculation of the TCE rate may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels. We believe the TCE rate provides additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months		For the Six months
	ended June 30,		ended June 30,
USD	2024	2023	2024	2023
Revenue	$111,987,643	$119,807,339	$223,110,983	$232,359,933
Voyage expenses	(31,324,129)	(26,765,548)	(60,238,825)	(48,979,847)
Commissions	(1,224,909)	(1,816,909)	(2,405,152)	(3,706,413)
Time charter equivalent revenue	$79,438,605	$91,224,882	$160,467,006	$179,673,673
Calendar days	1,274	1,274	2,548	2,534
Off-hire days	(51)	(8)	(51)	(18)
Operating days	1,223	1,266	2,497	2,516
Daily TCE	$64,933	$72,039	$64,254	$71,416

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months		For the Six months
	ended June 30,		ended June 30,
USD	2024	2023	2024	2023
Vessel operating expenses	$10,814,668	$10,229,072	$21,398,885	$20,289,865
Management fees	1,146,600	1,146,600	2,293,200	2,280,600
Total vessel operating expenses	$11,961,268	$11,375,672	$23,692,085	$22,570,465
Calendar days	1,274	1,274	2,548	2,534
Daily Opex	$9,389	$8,929	$9,298	$8,907
Daily Opex excluding management fees	$8,489	$8,029	$8,398	$8,007

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, and (gain)/loss from loan modifications. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss) and gain/(loss) on disposal of vessels. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of revenues under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provide additional meaningful information in conjunction with revenues, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended June 30,		For the six months ended June 30,
USD	2024	2023	2024	2023
Profit for the period	$39,566,685	$52,937,653	$81,122,288	$104,541,409
Depreciation	10,176,955	10,072,302	20,331,446	20,058,139
Interest and finance costs	15,109,041	15,751,756	30,512,274	30,433,851
Interest income	(1,295,139)	(1,122,265)	(1,974,382)	(2,178,258)
EBITDA	$63,557,542	$77,639,446	$129,991,626	$152,855,141
Unrealized loss/ (gain), net on derivatives	109,451	76,147	443,334	(138,363)
Realized net loss/ (gain) on derivatives	110,434	(154,775)	38,590	(204,955)
Gain from modification of loans	—	—	(1,828,959)	—
Foreign exchange loss/ (gain), net	97,490	(113,833)	461,320	(669,447)
Adjusted EBITDA	$63,874,917	$77,446,985	$129,105,911	$151,842,376

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended June 30,		For the Six months ended June 30,
USD	2024	2023	2024	2023
Profit for the period	$39,566,685	$52,937,653	$81,122,288	$104,541,409
Gain on modification of loans	—	—	(1,828,959)	—
Unrealized loss/ (gain), net on derivatives	109,451	76,147	443,334	(138,363)
Adjusted Profit	$39,676,136	$53,013,800	$79,736,663	$104,403,046
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108	32,194,108	32,194,108
Adjusted earnings per share, basic and diluted	$1.23	$1.65	$2.48	$3.24

RESPONSIBILITY STATEMENT

We confirm that, to the best of our knowledge, the unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board, and give a true and fair view of the Group’s consolidated assets, liabilities, financial position and results of operations for the period.

We also confirm that the interim condensed consolidated financial statements include a fair view of important events that occurred during the first six months of the fiscal year ending December 31, 2024 and their impact on these financial statements.

Having assessed the Company’s ability to continue as a going concern, the directors are not aware of any material uncertainties related to events or conditions that may cast doubt upon the Company’s ability to continue as a going concern.

The interim financial report for the period ended June 30, 2024, also provides alternative measures of the Company’s overall performance, highlighting key business dates and events.

Ioannis Alafouzos, Chairman & Director

Robert Knapp, Independent Director

Daniel Gold, Independent Director

Joshua Nemser, Independent Director

Charlotte Stratos, Independent Director

Francis Dunne, Independent Director

Peter Siakotos, Independent Director

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Friday August 9, 2024 to discuss the Q2 2024 and 6M 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 450545

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/514653447

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/